July 24, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Attention: Tia L. Jenkins

Re:	The Children’s Place Retail Stores, Inc.
Form 10-K for the Fiscal Year Ended February 2, 2013

Filed March 28, 2013

Definitive Proxy Statement on Schedule 14A

Filed April 8, 2013

File No. 000-23071

Dear Ms. Jenkins:

Set forth below are the responses of The Children’s Place Retail Stores, Inc. (the “Company”) to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in the letter to Jane T. Elfers, dated June 27, 2013 (the “Letter”). For your convenience, we have included the text of your comments set forth in italics.

Form 10-K for the Fiscal Year Ended February 2, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition, page 26

Results of Operations, Page 30

Fiscal 2012 Compared to Fiscal 2011, Page 31

1.	We note your disclosure within your Selected Data for Continuing Operations on page 25 that your average net sales per store have been declining over the past five years. With a view to revised disclosure in future filings, please advise us of the extent to which this metric is used by management to manage the business and tell us whether the average net sales per store numbers represent a known, material trend in your average store productivity. If so, please provide draft disclosure to include in future filings, as applicable. See Securities Act Release No. 33-8350.

Response: In response to the Staff’s Comment, the Company respectfully submits that it does not regard the average net sales per store metric as a key variable used by management to manage the business.  The net sales per store variable metric fails to accurately reflect store productivity because it is impacted by the size of the store.  For example, the Company has been opening smaller stores with less volume, but lower overhead costs and satisfactory operating margins. The Company uses average net sales per square foot as a productivity measure. In the past three years, the Company’s average square footage per store has been decreasing; however the Company’s average net sales per square foot have been relatively stable.  Accordingly, the Company does not regard its average net sales per store numbers as a material trend in the Company’s store productivity.

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Provision for Income Taxes, Page 32

2.	You disclose the decrease in the provision for income taxes is due to a $15.1 million decrease in income from continuing operations before income taxes. The effects of material variances in components of the tax provision that offset each other should be separately disclosed and quantified. Refer to Item 303(a)(3) of Regulation S-K and SEC Interpretive Release 33-8350 (http://www.sec.gov/rules/interp/33-8350.htm). In this regard, we note your foreign operations comprised 59% of your continuing operations before taxes and the foreign tax rate differential in your effective tax rate reconciliation is a reduction of $9,044 million. Please provide draft disclosure to be included in future filings addressing material effects to your tax provision. Please include the effect of foreign effective income tax rates on your results of operations, including the effect of having proportionally higher earnings in countries where you have lower statutory tax rates. Alternatively, describe to us why you believe such disclosure is not necessary.

Response: In response to the Staff’s comments, we will enhance our future disclosures by including the following:

“Provision for income taxes was $26.5 million during Fiscal 2012, compared to $30.4 million during Fiscal 2011.  The decrease of $3.9 million was due to a $15.1 million decrease in income from continuing operations before income taxes as well as a shift in income to jurisdictions imposing lower statutory tax rates offset by an increase in unrecognized tax benefits recognized in Fiscal 2012 and an increase in valuation allowance related to certain foreign tax attributes. See Note 12 to the accompanying consolidated financial statements for additional information.”

Item 8. Financial Statements and Supplementary Data, Page 38

Consolidated Statements of Operations, Page 45

3.	We note you exclude depreciation and amortization from cost of sales. Since you do not allocate the amount of depreciation and amortization expense to cost of sales, please revise the description of the line item in accordance with SAB Topic 11.B to clearly identify that cost of sales excludes depreciation and amortization expense.

Response: In response to the Staff’s comment, we will enhance our future disclosures by revising the description to “Cost of sales (exclusive of depreciation and amortization)”.

Note 12. Income Taxes, page 69

4.	We note you changed your permanent reinvestment assertions related to Hong Kong and other Asian subsidiaries in the fourth quarter of fiscal 2011, whereby you no longer provide deferred taxes on the undistributed earnings of these subsidiaries. In this regard, please tell us and in future filings clarify why you believe it is not practicable to determine the amount of unrecognized deferred tax liability related to the $169.8 million in undistributed earnings. Provide us with a draft of your proposed revisions.

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Response: In response to the Staff’s comments, we will enhance our future disclosures to clearly state why it is not practicable to determine the amount of unrecognized deferred tax liability related to the undistributed earnings. These earnings have been reinvested in foreign operations and the Company does not currently plan to initiate any action that would result in these earnings being repatriated to the U.S. Upon distribution of these earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries, as applicable. If the Company plans to repatriate any of these earnings in the future, we will revise the disclosure to include the estimated tax liability based on such calculation.

In response to the Staff’s comment, we will enhance our future disclosures by including the following bolded sentences within the Income Tax footnote:

“As of February 2, 2013, the Company has not provided Federal taxes on approximately $169.8 million of unremitted earnings of its foreign subsidiaries. The Company intends to reinvest these earnings to fund expansion in these and other markets outside the U.S. Accordingly, the Company has not provided any provision for income tax expense in excess of foreign jurisdiction income tax requirements relative to such unremitted earnings in the accompanying financial statements. Due to the complexities associated with the hypothetical calculation, including the availability of foreign tax credits, the Company has concluded it is not practicable to determine the unrecognized deferred tax liability related to the undistributed earnings.”

Items 2.02 and 9.01 Forms 8-K filed on May 23, 2013 and March 26, 2013

Exhibit 99.1

Reconciliation of Non-GAAP Financial Information to GAAP Information

5.	We note that you present two different types of full non-GAAP consolidated income statements for purposes of presenting your results of operations. We believe that the presentation of a full non-GAAP income statement attaches undue prominence to the non-GAAP information, results in the creation of many additional non-GAAP measures (e.g. non-GAAP cost of goods sold, interest income and selling, general and administrative expense, etc) and may give the impression that the non-GAAP income statement represents a comprehensive basis of accounting. Please confirm to us that you will not present full non-GAAP consolidated income statements in future filings. Refer to Question 102.10 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of the rules and regulations on the use of Non-GAAP Financial Measures for additional guidance. As an alternative, you may present a non-GAAP performance measure reconciled to the most comparable measure calculated in accordance with GAAP.

Response: In response to the Staff’s comment, the Company confirms that it will not present full non-GAAP consolidated income statements in future filings. We will present a non-GAAP performance measure reconciled to the most comparable measure calculated in accordance with GAAP in the format as shown below:

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Definitive Proxy Statement on Schedule 14A filed on April 8, 2013

Compensation Discussion and Analysis, Page 17

CEO Compensation, Page 25

6.	We note your alternate presentation of your CEO’s realized compensation for 2012 on pages 25 and 26. Please confirm that in future filings you will not present these alternative tables before or more prominently than the Summary Compensation Table required by Item 402(c) of Regulation S-K. In addition, please confirm that in future filings you will disclose that these alternative tables are not a substitute for the Summary Compensation Table. Lastly, please confirm that in future filings you will clearly explain the differences between the compensation reflected in Total Direct Compensation, Realizable Compensation and the Summary Compensation Table. Please provide draft disclosure in your response. For guidance see the Staff Observations in the Review of Executive Compensation Disclosure at http://www.sec.gov/divisions/corpfin/guidance.htm.

Response: In response to the Staff’s comment, the Company confirms that it will not present its alternative presentation of its CEO’s realized compensation before or more prominently than the Summary Compensation Table required by Item 402(c) of Regulation S-K.  In addition, the Company confirms that in future filings we will disclose that these alternative tables are not a substitute for the Summary Compensation Table.  Lastly, the Company confirms that in future filings we will clearly explain the differences between the compensation reflected in Total Direct Compensation, Realizable Compensation and the Summary Compensation Table.

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In response to the Staff’s comment, we will enhance our future disclosures by revising footnote 1 to the CEO Compensation (Realized Compensation on a Yearly Basis) table appearing on page 25 of the Company’s Definitive Proxy Statement on Schedule 14A filed on April 8, 2013 (the “2013 Proxy Statement”) to add the following sentences:

“Table varies from the Summary Compensation Table disclosed under the heading “Executive Compensation – Summary Compensation Table” in that it reports only Realizable Compensation, which consists of compensation reported in the Summary Compensation Table less (i) performance-based equity awards granted but not earned due to the Company not achieving the performance target threshold set by the Company’s Compensation Committee for that fiscal year and (ii) compensation reported in the “All Other Compensation” column of the Summary Compensation Table.  This table should not be viewed as a substitute for the Summary Compensation Table.”

In response to the Staff’s comment, we will also enhance our future disclosure by inserting the following footnotes to future versions of the table appearing on page 26 of the Company’s 2013 Proxy Statement as follows (emphasis added to show insertions):

Period	The Children’s Place CEO Realized Compensation[1]	CEO TDC as Reported in Summary Compensation Tables[2]
		Peer Group			The Children’s Place
		25th	Median	75th
[____]	$ [_________]	$ [_______]	$ [_______]	$ [_______]	$ [_______]
[____]	[_________]	[_______]	[_______]	[_______]	[_______]
[____]	[_________]	[_______]	[_______]	[_______]	[_______]

1  Realizable Compensation consists of compensation reported in the Summary Compensation Table excluding (i) performance-based equity awards granted but not earned due to the Company not achieving the performance target threshold set by the Company’s Compensation Committee for that fiscal year and (ii) compensation reported in the “All Other Compensation” column of the Summary Compensation Table.  This table should not be viewed as a substitute for the Summary Compensation Table.

2  TDC, or Total Direct Compensation, consists of total compensation as reported in the “Total” column of the Summary Compensation Table in this proxy statement and, for our Peer Group of companies, the total compensation as reported in the “Total” column of the Summary Compensation Table appearing in their proxy statements.

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Long-Term Incentives – Equity Awards, Page 30

7.	Please revise future filings to more clearly quantify and explain the amounts of compensation awarded pursuant to employment agreements and plan awards. For example, it is unclear why certain amounts of performance-based awards were chosen as referenced in the last paragraph on page 31. See Items 402(b)(1)(v) and 402(b)(2)(vi) of Regulation S-K. Please provide draft disclosure.

Response: In response to the Staff’s comment, we will enhance our future disclosures by revising future filings to more clearly quantify and explain the amounts of compensation awarded pursuant to employment agreements and plan awards.  For an example of our enhanced disclosure, please see the last paragraph appearing on page 31 of our 2013 Proxy Statement revised as follows:

“Accordingly, for fiscal 2012, each of the NEOs (other than Ms. Elfers, Mr. Poole and Mr. Scarpa) were granted PRSU awards as part of our annual long-term incentive award grants to eligible employees having a one-year performance period ended on February 2, 2013 and, if performance targets were met, a cliff vesting in April 2015, provided that the applicable NEO is employed at that time.  Mr. Poole was granted a PRSU award in connection with his initial employment by the Company having the same terms.  Ms. Elfers was granted a PRSU award pursuant to her amended employment agreement and as part of our annual long-term incentive award grants having similar terms but with a cliff vesting in February 2014 (see “CEO Compensation” below).  Mr. Scarpa was not granted a PRSU award due to his joining the Company late in the fiscal year.  Depending on the Company’s ability to meet the performance target, up to 200% of the target amount of shares were available to be earned.  For the target and maximum values of each PRSU granted to the NEOs, see the Summary Compensation Table.”

As requested, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We believe the responses above fully address the comments contained in the Letter. Please call me at (201) 453-7351 if you have any questions regarding the above or require any additional information.

Very truly yours,

/S/Michael Scarpa
Michael Scarpa
Chief Operating Officer and Chief Financial Officer

cc:	Myra Moosariparambil

Adam Turk

James Lopez

Jane T. Elfers

Bradley P. Cost, Esq.

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